

Mail Stop 3720

February 13, 2017

George Schmitt
Chief Executive Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Suite 701
Sarasota, FL 34236

> **Re: xG Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 10, 2017**
> **File No. 333-215990**

Dear Mr. Schmitt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: David E. Danovitch, Esq.
Avraham S. Adler, Esq.
Robinson Brog Leinwand Greene Genovese & Gluck P.C.